January 15, 2008

Mr. David R. Humphrey

Accounting Branch Chief

Division of Corporate Finance

United States Securities and Exchange Commission

450 Fifth Street, N.W.

Washington, D.C. 20549

Re:	Ducommun Incorporated
Form 10-K for the year ended December 31, 2006
Commission File No. 01-8174

Dear Mr. Humphrey:

This letter represents the response of Ducommun Incorporated (“Ducommun” or the “Company”) to the comments contained in your letter of December 20, 2007 concerning the above-referenced filing. For convenience, we have reprinted the text of the comments in your letter, followed by the Company’s response.

Form 10-K (Fiscal year ended December 31, 2006)

Management’s Discussion and Analysis

Liquidity and Capital Resources, page 29

1.	We believe the table of “Contractual Obligations” on page 31 should be expanded to disclose the amount of scheduled interest payments. Interest on fixed rate obligations should be included at a minimum. If interest on any obligations is not included in the table because it cannot be reliably estimated, please disclose this fact and state the amounts and significant terms of those obligations in an accompanying footnote to the table.

Ducommun Response:

Ducommun will expand the table of “Contractual Obligations” or provide footnote disclosure as you have requested in future filings.

ESTABLISHED IN 1849 • 23301 WILMINGTON AVENUE • CARSON, CA 90745-6209 • TEL (310) 513-7280 • FAX (310) 513-7279

Financial Statements

Note 5. Goodwill and Other Intangible Assets, page 52

2.	We note your disclosure referencing the assistance of an independent valuation expert. If you elect to make reference to an independent or third-party valuation or appraisal, you must specifically identify the appraiser in your report. Please revise accordingly or delete any such reference from your filings. In addition, if you incorporate a report with such a reference into any Registration Statement, the appraiser must be identified as an expert in the Registration Statement and his consent must be filed as an exhibit. Please revise or advise, as appropriate.

Ducommun Response:

Ducommun will revise Note 5 as you have requested in future filings.

Note 10. Employee Benefit Plans, page 57

3.	Please expand to discuss the impact of SFAS No. 158, “Employers’ Accounting for Defined Benefit Pension and Other Postretirement Plans,” on your financial statements. See paragraphs 11-12, 15 and 20-21 of SFAS No. 158 for applicability and guidance.

Ducommun Response:

Ducommun will state the effective date of the Company’s adoption of SFAS No. 158, and will disclose the incremental impact on the Company’s consolidated financial position and results of operations in future filings.

Other

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information inventors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company’s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

•	the company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the company may not assert staff comments as a defense to any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

Ducommun Response:

Ducommun acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense to any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions concerning this response, please telephone the undersigned at (310) 513-7235.

Sincerely,

Ducommun Incorporated

By:	/s/ Samuel D. Williams
Samuel D. Williams Vice President, Controller and Assistant Treasurer

cc:	Ms. Beverly A. Singleton (via fax: 202/772-9202)